UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	September 2018 Investor Presentation

Item 1

INVESTOR PRESENTATION September 2018

Ϯ IMPORTANT LEGAL NOTES This Presentation (references to which and to any information contained herein shall be deemed to include information which has been or may be supplied in writing or orally in connection herewith or in connection with any further enquiries) is provided for the sole purpose of providing general information to assist the r

This Presentation (references to which and to any information contained herein shall be deemed to include information which has been or may be supplied in writing or orally in connection herewith or in connection with any further enquiries) is provided for the sole purpose of providing general information to assist the recipient in deciding whether it wishes to proceed with a further investigation for investing in Israel Chemicals Ltd. and/or its affiliates (hereinafter jointly referred to as the “Company” or “ICL”). This Presentation shall not form the basis of, or be relied upon in connection with, any contract or commitment whatsoever, and it does not purport to be comprehensive or to contain all the information that the recipient may need in order to evaluate the Company and/or its assets. The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd. securities or in any securities of its affiliates or subsidiaries. No representation, warranty or undertaking, express or implied, is given by ICL and/or any member of the ICL Group or their respective directors, officers, employees, agents, representatives and/or advisers as to or in relation to the accuracy, completeness or sufficiency of the information contained in this Presentation or as to the reasonableness of any assumption contained therein. To the maximum extent permitted by law , the Company and its respective directors, officers, employees, agents, representatives and/or advisers expressly disclaim any and all liability which may arise from this Presentation and any errors contained therein and/or omissions therefrom or from any use of this Presentation or its contents or otherwise in connection therewith. No representation or warranty is given as to the achievement or reasonableness of, and no reliance should be placed on, any valuations, forecasts, estimates, opinions and projections contained in this Presentation. In all cases, recipients should conduct their own investigation of any analysis of the Company and/or its assets and the information contained in this Presentation. Nothing in this Presentation constitutes investment advice and any opinions or recommendations that may be contained herein have not been based upon a consideration of financial situation or particular needs of any specific recipient. Any prospective investor interested in buying Company’s securities or evaluating the Company and/or its assets is recommended to seek its own financial and other professional advice. This Presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters. These forward-looking statements and projections are not guarantees of future performance and are subject to a number of assumptions, risks, projections and uncertainties, many of which are beyond the Company’s control, which could cause actual results, performance or achievements to differ materially from those described in or implied by such statements or projections. Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2017, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Certain market and/or industry data used in this Presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete. Included in this presentation are certain non-GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with GAAP because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with GAAP. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2017 filed with TASE and the SEC for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with GAAP.

Manufacturing plants in 15 countries worldwide 49 Sales in 2017 , with balanced product portfolio $ 5.4 B Market Cap as of Aug 31 , 2018 Traded on TASE since 1992 Traded on NYSE since 2014 $  .5 B Second largest Israeli exporter* # 2 Leading supplier across most business lines and target markets TOP 3 Employees worldwide, 4,500 in Israel ~ 11,000 ICL - AT A GLANCE  3 % Industry leading dividend yield BBB - Investment grade rating & stable outlook. Net debt to EBITDA reduced from 2.9 as of 2017 year - end to 2.2 as of June 30 , 2018 ϯ *Dun & Bradstreet 2017

CORE VALUES TOP TIER SAFETY PERFORMANCE AND ENVIROMENTAL RESPONSIBILITY EMPLOYER OF CHOICE LEVERAGING TECHNOLOGY AND INDUSTRIAL KNOW HOW TO MEET THE NEEDS OF OUR CUSTOMERS ADOPTING BEST PRACTICES FOR CORPORATE GOVERMANCE ϰ

SUSTAINABILITY We are committed to disciplined, continuous improvement in all sustainability areas ICL ’ s investments and expenditures on environmental projects and operations in 2017 99 % Total enterprise - wide particle - matter emissions were reduced by 99 % between 2005 and 2017 Climate Change mitigation: ICL was tied for second highest ranking (A - ) among global fertilizer companies in the CDP rating report for 2017 The vast majority of ICL production sites ( 89%) are certified for both ISO 14001 and OHSA 18001 (or equivalent standards) - exhibiting our commitment to professional management of both environment and safety $ 115 M # 2 89 % Environmental Protection Safety Sustainable Products Fair and Diverse Employment Business Ethics Community Contribution ϱ

ICL- 90 YEARS OF HISTORY

Establishing & growing operations in Israel

1920s - 1970s

Establishment of potash & bromine production at the Dead Sea

Establishment of Dead Sea Bromine and Negev Phosphates



Consolidating & expanding globally

1970s - 2014

Global M&A

Amfert - Netherlands	BK Guilini - Germany Astaris - US	Iberpotash - Spain Cleveland Potash - UK	YPH JV - China
Phosphates		Potash	Phosphates

Establishment of Rotem Amfert Negev & Bromine Compounds

Global expansion of bromine, phosphorous, magnesia and salts activities

The State of Israel issues 25% of ICL in the Tel Aviv Stock Exchange and sells 52% to Israel Corp

Listing of shares on the NYSE



Focusing on innovation and solidifying leadership

2000s -

Focus on value added solutions

Growth of specialty fertilizers

Transformation of YPH JV into production of specialty phosphates

ICL UK transition to exclusive production of polysulphate

Creation of FertilizerspluS platform

Enhancement of global leadership and creation of innovative solutions



ICL

6

Production site Sales & marketing office 35%* 25% % 22% 12% * Percentage of sales by main geographical areas, 2017 LEADING GLOBAL COMPANY  %  % ϳ

provide competitive logistic advantage through proximity to ports & customers STRATEGIC LOCATIONS Access to the globally leading high - tech and agri - tech eco - system in Israel  driving innovation STARTUP NATION of chemistry, agronomy, synergy utilization and customer requirements accumulated over decades KNOW - HOW Low cost evaporation process at the Dead Sea with the highest mineral concentration globally . Only producer of polysulphate worldwide UNIQUE ASSETS ICL – STRATEGIC ADVANTAGES ϴ

In western Europe in compound PK fertilizers # 1 Most competitive globally in potash # 1 # 1 Globally in bromine # 1 Globally in phosphorus based flame retardants # 1 Globally in specialty phosphates # 3 DNA OF LEADERSHIP Globally in soluble phosphate based fertilizers ϵ

PRESENT LEADERSHIP STRATEGY POTASH IAS ϭϬ

ICL potash helps farmers increase yields and feed the world ICL provides essential € ingredients for various industrial and food applications ICL ’ s bromine solutions are all around us, making consumer goods safer and production more efficient & sustainable LEADERSHIP STRATEGY PRESENT ICL specialty fertilizers provide growers with optimal plant nutrition solutions Phosphate Solutions division Potash division Industrial Products division IAS - Innovative Ag Solutions division ϭϭ POTASH IAS

ICL BUSINESS LEADERSHIP Potash Business Costs b y Site and by Company 2 Global leadership In Specialty Phosphates ICL 24 % Global leadership In Bromine (Dead Sea) 40 % Albemarle (Dead Sea) 16 % USA (ALB, LXS) 23 % Chinese producers 11 % Others 11 % Global Bromine Production Capacity 1 ICL Dead Sea Market Share – Specialty Phosphates – Europe, NA, and LatAm 1 Among the top 3 most competitive potash producers ICL Others 31 % Innophos 19 % Prayon 14 % Chinese Producers 12% ϭϮ 1 ICL ’ s estimates 2017 2 CRU 2016 POTASH IAS $/ tonne

YoY Growth (specialty) ORGANIZATIONAL STRUCTURE ALIGNED WITH STRATEGY Phosphate Solutions division 1 A leading provider of value added solutions for the industrial, food and agriculture end markets YoY Growth (overall) OP. Margin (overall) H 1 ’ 18 SALES 2 Potash division 1 Top - 3 most competitive in each of our target markets YoY Growth 20 % OP. Margin H 1 ’ 18 SALES Industrial Products division 1 The global bromine market leader 8 % YoY Growth 27 % OP. Margin $ 6 ϱϬ M H 1 ’ 18 SALES IAS - Innovative Ag Solutions division 1 Creating leadership in advanced crop nutrition and agri - centric solutions 13 % YoY Growth 11 % OP. Margin $ 4 ϯϬ M H 1 ’ 18 SALES 17% $ ϳϬϬ M 10% 13% 4% $ 1.08 B ϭϯ *Sales numbers are rounded to the nearest $ 10 M POTASH IAS 1 including inter - division sales, excluding G&A, unallocated expenses 2 Phosphate Solutions division sales after setoffs of intra - division sales and profit, and excluding divested businesses.

LEADERSHIP STRATEGY FUTURE ϭϰ POTASH

LEADERSHIP STRATEGY ϭϱ POTASH

Enabling a variety of industries to enjoy safer products as well as more efficient and sustainable production INDUSTRIAL PRODUCTS ϭϲ CONSTRUCTION PHARMA & NUTRACEUTICAL AGRICULTURE ELECTRONICS ENERGY AUTOMOTIVE BIOCIDES

INDUSTRIAL PRODUCTS SOLID LEADERSHIP

THE GLOBAL BROMINE MARKET LEADER

180K TONNES
of bromine were produced in 2017

NO.1
World's leading elemental bromine producer, with 40% of market production capacity

230K TONNES
of bromine compounds and 80k tonnes of phosphorus compounds produced in 2017

NO.1
Largest isotank fleet. Unparalleled knowledge and experience of handling all safety and environmental aspects

UNIQUE ADVANTAGE

Bromine concentration (g/liter)



0.025
0.04
0.7
4
4
11-12
Underground Wells (China)
Sea Water (China, Japan)
Shallow Sea (Ukraine)
Salt Lakes (India)
Underground Wells (U.S.)
Dead Sea (Israel, Jordan)

The Dead Sea has the highest concentration of bromine globally and is practically the only resource in the world that is not depleting

BROMINE PRICES IN CHINA

China Elemental Bromine price



01/31/2013
06/28/2013
11/29/2013
04/30/2014
09/30/2014
02/27/2015
07/31/2015
12/31/2015
05/31/2016
10/31/2016
03/31/2017
08/31/2017
01/31/2018
06/25/2018

Strict enforcement of environmental and safety regulations in China, the depletion of Chinese resources and our superior quality enable us to capitalize on our leading market position

ICL
17

MAIN GOALS A WORLD LEADER AND BEYOND Advocacy & Regulation Value over volume Increasing Demand via new bromine applications CONCRETING OUR GLOBAL LEADERSHIP OF THE BROMINE MARKET Enhancing complementary business ϭϴ INDUSTRIAL PRODUCTS

LEADERSHIP STRATEGY ϭϵ POTASH

ICL PROVIDES ESSENTIAL POTASH - BASED FERTILIZERS ENABLING FARMERS TO INCREASE YIELDS AND FEED THE WORLD POTASH ϮϬ

100 200 World Crop Production in 2005- 2007 Expansion of Arable Land Crop Rotation Increase in Yields World Crop Production in 2050 MEETING THE GLOBAL NEED TO FEED THE WORLD ’ S GROWING POPULATION Without an improvement in crop yields, the demand for food will far outpace production POTASH Grain production (indexed to 100 ) 9% 14% 77 % Source: FAO Ϯϭ 0.16 0.24 0.32 0.40 0.48 3 4 5 6 7 8 9 10 11 1961 1972 1983 1994 2005 2016 2027E 2038E 2049E World Arable Land Projections World population (Bn) Arable land (Ha/Person)

ICL ’ S UNIQUE POSITION   MILLION TONNES of potash were produced in 2017 STRONG POSITION POTASH  0 % PRODUCED FROM THE DEAD SEA One of the world ’ s lowest cost sites due to evaporation process and logistic advantages ϮϮ 2000 2015 2022 E China India WELL ESTABLISHED IN GROWING MARKETS China, India and Brazil are about 80 % of ICL ’ s target markets Source: CRU Brazil LOWER COST AND FASTER TIME - TO - MARKET Shorter mine - to - port distances and shorter shipping routes to emerging markets 120 MILE 34 MILE Mediterranean Sea The Red Sea NO. 6 Potash manufacturer in the world The sole producer of polysulphate

ICL ’ S UNIQUE POSITION   MILLION TONNES of potash were produced in 2017 STRONG POSITION China, India and Brazil are about 80 % of ICL ’ s target markets POTASH LOWER COST AND FASTER TIME - TO - MARKET Shorter mine - to - port distances and shorter shipping routes to emerging markets Source: CRU China India IL Europe Brazil US Ϯϯ 2000 2015 2022 E China India WELL ESTABLISHED IN GROWING MARKETS Brazil  0 % PRODUCED FROM THE DEAD SEA One of the world ’ s lowest cost sites due to evaporation process and logistic advantages NO. 6 Potash manufacturer in the world The sole producer of polysulphate

POTASH OUR GOALS To be Among the Top - 3 most competitive players in in our strategic markets Maintain stable production of about 5 million tonnes per year Reduce average cost per tonne by 10 % within 5 years Produce 1 million tonnes of polysulphate in the UK by 2020 TOP - 3 5 MT 10% 1 M Ϯϰ

LEADERSHIP STRATEGY Ϯϱ POTASH

PHOSPHATE SOLUTIONS - FOOD Essential ingredient for the food industry We enrich sports drinks with ESSENTIAL MINERALS We help Cola drinks BITE We enhance TASTE & MOUTH FEEL of meat and meatless products We help Dairy Products have the right TEXTURE & LAST LONGER We help bakery products RISE Ϯϲ

Serving a wide range of industrial markets Oil drilling Mining Oral care Cleaning products Metals Leather Construction Asphalt Paints & coatings - INDUS T RIAL Ϯϳ PHOSPHATE SOLUTIONS Water treatment

PHOSPHATE SOLUTIONS ICL'S RECIPE FOR LEADERSHIP

UNIQUE BACKWARD INTEGRATION MODEL

~4,900K TONNES
of phosphate rock were produced in 2017 and ~2,100K tonnes of fertilizers

~90% of phosphate rock
used internally for fertilizers and specialty products

1,150K TONNES
of green phosphoric acid were produced in 2017

280K TONNES
of purified phosphoric acid were produced in 2017

WITH A LEADING MARKET POSITION

Market Share – Specialty Phosphates – Europe, NA, and LatAm[1]



ICL
24%
Innophos
19%
Prayon
14%
Chinese Producers
12%
Others
31%

Source: ICL estimates (2017)

AND VALUABLE INNOVATIVE PRODUCTS

ICL is focused on value proposition - high-end solutions, original patents and creative proposals for food and industrial manufacturers

ICL

28

OUR GOALS A leading provider of value added solutions for the industrial, food and agriculture end markets Geographic expansion Innovation new applications & solutions Bolt - on M&A Increase capacity of purified phosphoric acid, the base raw material for our downstream specialty products & solutions Value based product positioning Outgrow the market Ϯϵ PHOSPHATE SOLUTIONS

LEADERSHIP STRATEGY ϯϬ POTASH

INNOVATIVE AG SOLUTIONS CREATING LEADERSHIP

SPECIALTY FERTILIZERS - THE FOUNDATION FOR THE FUTURE

~850K TONNES
of soluble, liquid and controlled release fertilizer capacity

OVER 300
agronomists in sales and customer support

25 YEARS
of experience, know-how accumulation and R&D capability building

FASTEST GROWING
segment of the fertilizer market

FAST GROWING INDUSTRY

Market Dynamics 2006- 2016 (Mt)[1]



16% CAGR
0.4
1.8
6% CAGR
1.8
3.2

Controlled Release Fertilizers

Potential market in 2026[1]: 4.5 Mt (10% CAGR)

Soluble Fertilizers

Potential market in 2026[1]: 5.7 Mt (10% CAGR)

DIVERSIFIED PORTFOLIO

	Coated Fertilizers		Solubles / Straights				Liquids	
	SRF	CRF	Soluble NPK	MAP/ MKP	SOP/CN	NOP	Bulk Liquids	Foliar Liquids
ICL-SF	^	^	^	^			^	^
Compo	^	^	^					^
Haifa		^	^	^		^		
YARA			^		^			^
SQM		^	^		^	^		
Kingenta		^	^	^		^		

1 IFA publications, RAMS & Co analysis

ICL
31

THE FARMING OF THE FUTURE : WITH INCREASING PRESSURE TO EXPAND PRODUCTION AND PROTECT OUR ENVIRONMENT, HIGH TECH FARMING TECHNOLOGIES WILL PLAY A CRUCIAL ROLE ϯϮ

ACADEMIC ECO SYSTEM TECHNOLOGICAL ECO SYSTEM BUSINESS ECO SYSTEM Israel leads the world in the number of researchers per capita Leading Israeli companies serving the agriculture market IAS LEVERAGING ISRAEL'S HIGH - TECH AND AGRI - TECH ECO SYSTEM ϯϯ ~$ 24 B of total M&A and $ 5.2 B capital raised in 2017 . Ag - tech investments of $ 185 M in 2017 , more than 10 % of global investments in ag - tech TARANIS

THE PERFECT STORM CHANGE FOOD COMPANIES WILL DRAMATICALLY GROW MORE WITH LESS AGRICULTURE MUST FIND A WAY TO GROUNDBREAKING SOLUTIONS STARTUP COMPANIES CREATE 2 B MORE PEOPLE WITHIN 20 YEARS POPULATION GROWTH Positions ICL ’ s Ag businesses on a path for growth ϯϰ

ICL AIMS TO OFFER FARMERS CUTTING - EDGE SOLUTIONS ϯϱ

Creating leadership in advanced crop nutrition and farmer centric solutions INNOVATIVE AG SOLUTIONS UNIQUE R&D CAPABILITIES Rely on decades of chemical and industrial knowledge to establish ICL as an agro - tech solution leader GET CLOSER TO GROWER Through expansion of our offering and our geographical footprint. Utilize M&A and partnerships potential PORTFOLIO Develop new advanced specialty fertilizers, including niche products, to expand our Value - added product portfolio GROWTH Grow specialty fertilizers sales from $ 700 million to $ 1 billion in five years while Improving operating margins INNOVATION Leveraging technology and industrial know how via collaboration with agronomists and scientists in order to benefit our customers DIGITAL TRANSFORMATION Leveraging precision agriculture in order to offer farmers advanced digital solutions ϯϲ

PRESENT & FUTURE LEADERSHIP STRATEGY ϯϳ POTASH

IS ON THE VERGE OF A TIPPING POINT ICL DEBT OPTIMIZATION Providing financial flexibility to execute strategy SHARE OVERHANG REMOVED Nutrien successfully sold its ~ 14 % stake to a group of Israeli and foreign institutional investors IMPROVING MARKET CONDITIONS Higher commodity prices, demand growth and tight supply ALIGNED ORGANIZATION New long - term labor contracts, streamlining organization, smooth transition of new CEO POSITIVE BUSINESS MOMENTUM H 1 2018 continued strong performance, margin expansion and successful value - oriented initiatives in specialty businesses GROWTH STRATEGY Enhance market leadership and capture growth throughout our businesses ϯϴ

THANK YOU € com group. - icl www. visit us at ϯϵ

Appendix

Financial Overview

Additional Data Regarding Aligned Divisions

Sales	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018
Potash	1,515	273	299	351	415	1,338	283	314	372	414	1,383	353	346
Phosphate Solutions	2,049	556	584	548	498	2,186	523	507	520	487	2,037	533	541
Industrial Products (Bromine)	1,034	268	294	275	283	1,120	310	291	289	303	1,193	317	331
Innovative Ag Solutions	680	188	189	147	137	661	192	190	154	156	692	221	212
Setoffs and eliminations	(239)	(59)	(55)	(53)	(34)	(202)	(48)	(48)	(46)	(53)	(196)	(53)	(59)
Sub-Total	**5,039**	**1,226**	**1,311**	**1,268**	**1,299**	**5,103**	**1,260**	**1,254**	**1,289**	**1,307**	**5,109**	**1,371**	**1,371**
Divested businesses' contribution	366	39	66	115	39	260	35	68	151	54	309	33	-
Total Sales - ICL	**5,405**	**1,265**	**1,377**	**1,383**	**1,338**	**5,363**	**1,295**	**1,322**	**1,440**	**1,361**	**5,418**	**1,404**	**1,371**

Profit	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018
Potash	637	50	64	75	93	282	37	61	65	119	282	62	76
Phosphate Solutions	340	65	70	48	41	224	37	37	52	23	149	52	55
Industrial Products (Bromine)	225	62	71	77	76	286	77	76	77	73	303	78	94
Innovative Ag Solutions	63	20	23	7	5	55	20	19	9	8	56	25	23
G&A & other	(349)	(86)	(91)	(92)	(84)	(353)	(64)	(65)	(64)	(73)	(266)	(72)	(60)
Sub-Total	**916**	**111**	**137**	**115**	**131**	**494**	**107**	**128**	**139**	**150**	**524**	**145**	**188**
Divested businesses' contribution	78	4	26	49	9	88	9	25	76	18	128	6	0
Total - adjusted operating income - ICL	**994**	**115**	**163**	**164**	**140**	**582**	**116**	**153**	**215**	**168**	**652**	**151**	**188**

Division sales and profit Include inter-segment sales, exclude G&A and unallocated expenses

ICL

42

Q 2 2018 HIGHLIGHTS ϰϯ Strong sales growth and margin expansion across all of ICL ’ s businesses: Bromine, Potash and Phosphate value chains, and Specialty Fertilizers Operating income increased by 19%. Excluding divested businesses, adjusted operating income increased by 47% (1) and adjusted net income more than doubled (1) Strong balance sheet following divestments and debt optimization Solid operating cash flow generation supports distribution of $ 56 million dividend for Q 2 with an industry leading annualized dividend yield of ~ 3.5% (2) ICL to align its organizational structure with its strategy to enhance leading market position and promote growth See Q 2 2018 6 - K for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income (1) See reconciliation table in the appendix (2) Based on a share price of $ 4.77 as of July 30 th, 2018

Q 2 2018 Results Summary ϰϰ $ millions Q 2 18 Q 2 17 % change Q 1 18 % change Sales 1,371 1,322 4% 1,404 (2)% Operating income 172 144 19% 985 (83)% Adjusted operating 1 income 188 153 23% 151 25% 1 Adjusted EBITDA 296 251 18% 251 18 % Net income 101 57 77% 928 (89)% 1 Adjusted net income 113 64 77% 106 7% 2 EPS $ 0.08 $ 0.04 77% $ 0.73 (89)% Adjusted EPS 2 $ 0.09 $0.05 77% $0.08 7 % Operating Cash Flow 164 199 (18)% 36 356 % Net Debt 2,267 3,300 (31)% 2,269 - 1 Adjusted operating income, Adjusted net income and Adjusted EBITDA are non - GAAP financial measures. See Q 2 2018 6 - k for a reconciliation of Adjusted operating income to operating income, adjusted net income to net income and calculation of adjusted EBITD 2 Fully diluted. EPS and Adjusted EPS calculated as net income and Adjusted net income, respectively, divided by weighted - average diluted number of ordinary shares outstanding. See 6 - k for number of shares for each period.

Effective Tax Rate ϰϱ 1 Calculated as Adjusted operating income – finance expenses $ millions Q 2 18 FY 2017 1 Adjusted income before tax 134 528 Normalized tax rate ( including resource tax) 22% 26 % Normalized tax expenses 30 136 Carryforward losses not recorded for tax purposes 3 19 Sub - Total 33 155 Sub - Total - % 25% 29 % Other items ( mainly exchange rate impact) (9) 1 Adjusted income tax 24 156 Actual Effective tax rate 18% 30%

Reconciliation Tables ϰϲ Calculation of Adjusted income before tax ($ millions) Q 2 18 FY 2017 Adjusted operating income 188 652 Finance expenses (54) (124) Adjusted income before tax 134 528 Calculation of Pro - forma Adjusted operating income ($ millions) Q 2 18 Q 2 17 Operating income 172 144 Adjustments 1 16 9 Adjusted operating income 188 153 Divested businesses’ profit - (25) Pro - forma Adjusted operating income 188 128 1 See detailed reconciliation table in the Q 2 2018 6 - K. See Q 2 2018 6 - K for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Calculation of Pro - forma Adjusted net income ($ millions) Q 2 18 Q 2 17 Net income 101 57 Adjustments 1 12 7 Divested businesses’ profit - (25) Allocated tax and finance expenses for divested businesses - 11 Pro - forma Adjusted operating income 113 50

Successful Optimization of Debt Structure ϰϳ 2018 2019 2020 2021 2022 2023 2024 2025 2026 2038 177 204 17 222 366 117 469 46 299 600 Loans & debentures Securitization Maturities as of June 2018 $ millions Available credit facilities as of June 30 , 2018 amount to $ 1.8 billion Gross debt as of June 30 , 2018 amounts to $ 2.5 billion

Decreasing Net Debt/EBITDA Ratio ϰϴ 1.6 2.5 2.4 3.1 2.9 2.2 3 2013 2014 2015 2016 2017 June 30, 2018 Net Debt 1 /EBITDA 2 1 Net debt calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits 2 See Q 2 2018 6 - K for a reconciliation of Adjusted EBITDA 3 Net debt as of June 30 , 2018 divided by last 12 months Adjusted EBITDA excluding divested businesses

Industrial Products

ICL - IP Product Supply Chains ϱϬ * RM sourced from 3 rd parties Specialty Minerals plants : Israel France * Bromine compounds plants: Israel Netherlands China Phosphorus compounds plants: Germany USA MgCl Salts KCl Purchased Customers Produced

Global Trends and Major End Markets ϱϭ FURNITURE & TEXTILE TRANSPORTATION WATER TREATMENT CONSTRUCTION INTERMEDIATES FOR FOOD, PHARMA, AGRO and Other OIL & GAS POWER PLANTS ELECTRONICS Population Regulation & Environmental Standard of living

Major Trends and ICL Solutions ϱϮ Trends ICL ’ s Solutions Clean Air Mercury Emissions Control MERQUEL® Renewable energy Energy storage Electrolytes for Bromine Flow battery Electric car/ Autonomous car New generation polymeric FRs Home automation New generation polymeric FRs Water shortage and treatment New Biocides

Potash

Total Fertilizer Use by Crop at Global Level ϱϰ Cereals 37 % Oilseeds 20 % Tot. Other 43 % Wheat 6.2 % Rice 12.6 % Maize 14.9 % Other Cereals 3.7 % Soybean 9.0 % Oil Palm 7.2 % Other Oilseeds 3.5 % Fibre Crops 2.8 % Sugar Crops 7.7 % Roots/Tubers 3.8 % Fruits 6.6 % Vegetables 10.0 % Oth Crops 11.8 % Cereals and Oilseeds Account for 57 % of Fertilizer Consumption Source: IFA - Assessment of Fertilizer Use by Crop at the Global Level

World Main Crops Long Term Forecast Consumption, Stock and Stock to Use Ratio ϱϱ Source: OECD - FAO Agricultural Outlook 2017 - 2026 (Jul 2017 ) 16% 20% 24% 28% 32% 36% 40% 44% 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Stock to Use Ratio Billion Tonnes Wheat Corn Rice Soybeans Ending stocks Stock to Use Stock to use Ratio Consumption

World Grains Production & Consumption: Current Stock to Use Ratio ϱϲ Source: OECD - FAO Agricultural Outlook 2017 - 2026 (Jul 2017 ) 35.7% 26.3% 25.1% 31.6% 16.7% 19.8% 25.5% 22.4% 14% 16% 18% 20% 22% 24% 26% 28% 30% 32% 34% 36% 38% 0.5 0.6 0.7 0.8 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 2.0 2.1 2.2 2.3 2.4 2.5 2.6 2.7 1960/61 1962/63 1964/65 1966/67 1968/69 1970/71 1972/73 1974/75 1976/77 1978/79 1980/81 1982/83 1984/85 1986/87 1988/89 1990/91 1992/93 1994/95 1996/97 1998/99 2000/01 2002/03 2004/05 2006/07 2008/09 2010/11 2012/13 2014/15 2016/17 2018/19 Billion Tonne Consumption Production Stock to Use

ICL ’ s Potash Market Share in Fast Growing Markets ϱϳ 23% 20% 12% 26% 18 % Canpotex Uralkali APC 26% 17% 22% 7% 12 % Russia Belarus Canada Jordan ICL 3.8 Mt 8.8 Mt 6.8 Mt Total Import 2016 29% 17% 6% 22% 13 % Canpotex Uralkali SQM 4.5 Mt 9.2 Mt 7.5 Mt Total Import 2017 10% 25% 25% 16% 20% 4 % APC BPC Canpotex ICL Uralkali K+S 5% 20% 23% 9% 29% 14 % SQM BPC Uralkali K+S Canpotex ICL 20% 23% 31% 12% 9% 5 % Uralkali BPC Canpotex ICL APC Others India Brazil China Sources: ANDA, Chinese Customs, Fertilizer Association of India

Positive Potash Spot Pricing trend ϱϴ YTD 2018 MOP GRANULAR CFR BRAZIL 1 1 Sources: CRU 260 270 280 290 300 310 320 330 340 US$/TONNE

ICL UK: The World ’ s Only Producer of Polysulphate ϱϵ A PREMIUM NICHE FERTILIZER WITH UNIQUE BENEFITS Mineral Attributes ▪ Multi - nutrients ▪ Extended Availability ▪ Natural fertilizer ICL ’ s Advantages ▪ Sole producer ▪ Existing infrastructure ▪ Market position 0 1,000 2,000 3,000 2016 2017 2020 LT potential Market Demand Outlook (million tonnes) ϰϴ % S 14 % K 17 % Ca 6 % Mg 15 % Othe r

Phosphate Solutions

Phosphate Solutions: Backward Integrated Value Chain ϲϭ Phosphate Green Phosphoric Acid SSP, TSP Pure Phosphoric Acid Food additives Controlled & slow release fertilizers Liquid & water soluble fertilizers Industrial phosphate Salts and acids Phosphate Specialty Fertilizers Downstream Specialties

Phosphoric Acid Pricing T rends ϲϮ 1 Source: CRU 2 Global price index for Food Grade White Phosphoric Acid, from ICL internal sources YTD 2018 PHOSPHORIC ACID CFR INDIA 1 US$/TONNE 620 640 660 680 700 720 740 760 780 100 102 104 106 108 110 112 WHITE PHOSPHORIC ACID PRICE INDEX 2

We Have Built a World - Class Advanced Additives Portfolio ϲϯ Description • Technical Phosphates & Related Specialties; food and technical grade Phosphoric Acids • Specialty phosphates and blends, selected organic chemistry Key Applications • Metal treatment, water treatment, cleaners, oral care, cola drinks, asphalt modification, others • Corrosion Inhibition, Flash Rust Inhibitors, Tannic Stain Inhibitors Phosphate Salts and Acids Paints and Coatings

Vast Product Portfolio Serving a Variety of End Food Additives Markets ϲϰ Meat, Poultry and Seafood Dairy and Dairy Protein Bakery and Other Description • Providing solutions for modifying texture and stability of food products, including meat substitutes • Produces milk and whey proteins for food ingredients • Provides integrated solutions based on dairy proteins and phosphate additives • ICL leavening acids impact the appearance, texture and volume of bakery products Key Applications • Continued development of applications for low - sodium salts (SALONA™) from the Dead Sea • Development of new products based on milk proteins • Novel product applications by exploiting synergies between food phosphates, proteins, starches and fibers M&A • In 2014, completed acquisition of the Hagesud Group, a German producer of premium spice blends and food additives for meat processing • In 2015, completed acquisition of Prolactal GmbH, a leading European producer of dairy proteins • On June 2018, ICL entered into an agreement for the sale of the assets and business of Rovita , which produces commodity milk protein

Food Specialties: Markets and Competition ϲϱ Food Phosphates, Blends & Multi - Blends Dairy and Protein Spices

Innovative Ag Solutions

Building Leadership in Advanced Crop Nutrition Solutions ϲϳ R&D Infrastructure Precision Ag Business Development

ICL ’ s Leadership in the Specialty Fertilizers Market ϲϴ 201 0 201 1 04 201 1 05 201 2 Xcalibur (USA) 11 201 2 09 201 4 199 3

ICL Specialty Fertilizers: Our Strengths ϲϵ ▪ Leader in Key Markets ▪ Access to P and K resources, unique access to Polysulphate ▪ Wide Portfolio with well established brands & unique products ▪ Profound agronomic knowledge & strong professional sales force ▪ Advanced P and K chemistry ▪ Advanced and flexible manufacturing technologies ▪ Efficient Supply Chain ▪ Leveraging on supporting global trends

Our Core Markets and Products Today ϳϬ Specialty Agriculture Fruit, vegetables & arable crops Ornamental Horticulture Nursery stock, perennials, pot & bedding plants Turf & Landscape Golf courses, sports fields & landscape Turf & Landscape Golf courses, sports fields & landscape Liquid Fertilizers Growing Media Grass Seeds Water Soluble Fertilizers ( WSF) Controlled Release Fertilizers ( CRF) Straights ( MAP / MKP / Pekacid) Plant Protection Products Adjuvants Water Conservation Agents Liquid Fertilizers Slow Release Fertilizers 69 % OF 2017 SALES 19 % OF 2017 SALES 12 % OF 2017 SALES

Specialty Fertilizers and Bio Solutions Have Became An Important Part of the Ag Input ϳϭ Others, 32 % Traditional Fertilizers, 63 % Specialty Fertilizers 3.5% ~$ 150 bn Nontraditional application of nutrients (i.e. Soluble, Liquids and Coated) Advanced bio solutions for plant nutrient and protection Bio Solutions 1.5 % Micro Nutrients 1 % Nutrients consumed in small quantities 2 N,P,K and Secondary nutrients 1 Specialty Fertilizers market / ~$ 9 bn 1 Calcium, Magnesium and Sulfate 2 iron, cobalt, chromium, copper, iodine, manganese, selenium, zinc and molybdenum

Leveraging Precision Ag to Grow Sales ϳϮ Digitization of Farms - Sensing, Analytics and Connectivity Solutions Prediction Models: • Pest Out • Water Stress • Yield Weather • Sensing • Prediction Crop Soil Sensors • Moisture • pH • Temperature Aerial Imagery • Drones • Satellites Equipment • Autonomous • Task Assist or Replacement Software Platforms • ERP • Farm Management • Agronomy Digital Ag: Reduce Inputs & Increase Yield Big data insights New products New customers More sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: September 12, 2018